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                            September 18, 2020

       Eric Seeton
       Chief Financial Officer
       Franchise Group, Inc.
       2387 Liberty Way
       Virginia Beach, VA 23456

                                                        Re: Franchise Group,
Inc.
                                                            Form 10-KT for the
transition period ended December 28, 2019
                                                            Filed April 24,
2020
                                                            Form 8-K filed
August 5, 2020
                                                            File No. 001-35588

       Dear Mr. Seeton:

               We have reviewed your September 4, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our August 21, 2020 letter.

       Form 8-K filed August 5, 2020

       Exhibit 99.1
       Pro Forma Adjusted EBITDA , page 1

   1.                                                   We note your response
to comment 1. Please tell us:
                                                            why you believe Pro
Forma Adjusted EBITDA is calculated and presented in a
                                                           manner consistent
with the concepts in Article 11 of Regulation S-X.
                                                            why you believe it
is appropriate to eliminate normal recurring cash operating
                                                           expenses (i.e.
current and expected cost savings) that were necessary to operate your business and how you
considered Question 100.01 of the Compliance and Disclosure
                                                           Interpretations on
Non-GAAP Financial Measures.
                                                            if your
presentation of Pro Forma Adjusted EBITDA represents a material term of
 Eric Seeton
Franchise Group, Inc.
September 18, 2020
Page 2
              your credit facility and if information about that covenant is material to an investor's understanding of your financial condition or liquidity. If true, tell us how you considered Question 102.09 of the Compliance and Disclosure Interpretations on
              Non-GAAP Financial Measures.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameEric Seeton                                   Sincerely,
Comapany NameFranchise Group, Inc.
                                                                Division of
Corporation Finance
September 18, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName